N-SAR Item 77H: Change in Control of Registrant

Below are the persons presumed to control Registrant’s series because such person owns more than 25% of a series based on the records of the series.

As of June 30th 2017
Fund	Name of Person	Ownership % of Series

As of January 1st 2017
Fund	Name of Person	Ownership % of Series
Columbia Acorn European Fund	American Enterprise Investment Svc	33.67%